 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MUSTANG ALLIANCES, INC.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

410 Park Avenue, 15th Floor
New York, New York 10022
Telephone: (888) 251-3422
Facsimile: (516) 887-8250
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 13, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 628187 106

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Mayan Gold, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) ☐     (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
  WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
   Nevada

Number of	7. Sole Voting Power
Shares Beneficially	2,500,000

Owned By Each	8. Shared Voting Power
Reporting Person	-0-

9. Sole Dispositive Power
2,500,000

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,500,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
18.66% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
    CO

* Based 13,400,000 shares of the Issuer’s common stock outstanding as of December 14, 2010.

Item 1.    Security and Issuer

This statement relates to the common stock $0.0001 par value, of Mustang Alliances, Inc., a Nevada Corporation (the “Issuer").  The principal offices of the Issuer are currently located at 410 Park Avenue, 15th Floor   New York, New York 10022.

Item 2.    Identity and Background

Mayan Gold, Inc.

(a) The name of the person filing this statement: Mayan Gold, Inc.

(b)  The residence or business address of the Reporting Person is: 4049 S. Highland Drive, Salt Lake City, Utah 84124.

(c)  Mayan Gold is mining exploration company.  The name, principal business, and address of the organization in which such activity is conducted are as follows: Mayan Gold, Inc. 4049 S. Highland Drive, Salt Lake City, Utah 84124.

(d)  Not applicable.

(e)  Not Applicable.

(f) Mayan Gold is a corporation organized under the laws of Nevada.

Item 3.    Source and Amount of Funds or Other Consideration

On December 13, 2010, the Issuer entered into a Lease Agreement with Campanie Minero Cerros Del Sur, S.A., a corporation organized under the laws of Honduras (“Minero Cerros”) and Mayan Gold, Inc., a Nevada corporation (“Mayan Gold”), pursuant to which Minero Cerros, the registered owner of Corpus I, II, III and IV mining concessions and Potosi concession (the “Property”), leased to the Issuer the right to prospect, explore and mine for minerals on and in Corpus IV with subsequent right to participate in the development of minerals from Corpus IV. The term of the Lease commenced on the effective date of the Lease and shall continue until the Honduras government grants Minero Cerros the right to assign the Corpus IV mining concession to the Issuer. In consideration thereof, the Issuer issued 2,500,000 shares of common stock (the “Shares”) to Mayan Gold, the beneficial owner of 100% interest in Minero Cerros.

Item 4.    Purpose of Transaction

Pursuant to a Lease Agreement dated December 13, 2010, by and among Minero Cerros, Mayan Gold, and the Issuer, Mayan Gold acquired the Shares and an interest of 18.66% of the issued and outstanding share capital of the Issuer.  The acquisition of the Shares was made for investment purposes.

Item 5.    Interest in Securities of the Issuer

(a) The Issuer has 13,400,000 issued and outstanding shares of common stock.  Mayan Gold’s direct ownership of the Shares represents 18.66% of the issued and outstanding shares of common stock of the Issuer.

(b) Mayan Gold has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the Shares.

(c) Other than the acquisition of the Shares, Mayan Gold has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) Other than disclosed herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lease Agreement dated December 13, 2010, by and among the Issuer, Campanie Minero Cerros Del Sur, S.A, and Mayan Gold, Inc.

Item 7.    Material to Be Filed as Exhibits

Lease Agreement dated December 13, 2010, by and among the Issuer, Campanie Minero Cerros Del Sur, S.A, and Mayan Gold, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2011

MAYAN GOLD INC.

By: /s/ Reed Benson
Name: Reed Benson
Title: Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).